Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2007	2006	2005
	(U.S. Dollars in thousands)

Weighted average number of shares outstanding:
4% Preferred	-	-	116
6-1/2% Preferred	-	-	522
Class A	51,362	24,109	19,967

Basic and diluted EPS:
Loss income from continuing operations(1)	(13,578)	(6,027)	(5,916)
Income (loss) from discontinued operations, net of tax	21,344	(1,060)	(42)

Net (Loss) income	$7,766	$(7,087)	$(5,958)
Earnings per Class A share:
Loss income from continuing operations	$(0.26)	(0.36)	(0.31)
Income (loss) from discontinued operations, net of tax	0.42	(0.04)	-

	0.16	(0.40)	(0.31)

Shares used in calculation	51,362	24,109	19,967

(1)	After deduction of preferred stock dividends (in thousands) of $2,438 and $191 for the years 2006 and 2005, respectively. In 2006 all of the preferred stock were converted to class A shares.